CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

July 13, 2017

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iClick Interactive Asia Group Limited Draft Registration Statement on Form F-1 Submitted on May 18, 2017 CIK No. 0001697818

Dear Ms. Jacobs:

This letter is being submitted by iClick Interactive Asia Group Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated June 14, 2017 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on May 18, 2017. We are submitting this letter on a confidential basis together with the revised draft of the registration statement (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, four copies of this letter and the draft Registration Statement in paper format, marked to show changes from the draft registration statement as originally confidentially submitted on May 18, 2017.

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Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

July 13, 2017

Prospectus Summary, page 1

1.	You provide industry statistics based on a report prepared by Frost & Sullivan that you commissioned. Please revise where applicable to provide the title and date of the report. Also, please provide us with a copy of the report supplementally.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 1 and 106 of the Registration Statement to include the title and date of the report. the Company is supplementally providing the Staff with a copy of Frost & Sullivan’s report. Such report is in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and is to be returned to the Company upon completion of the review process.

Risk Factors

The independent online marketing technology market is highly fragmented, page 19

2.	Please describe any material strategic partnerships here and in Business.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 20 and 124 of the Registration Statement.

Corporate History and Structure, page 68

3.	You disclose on page 68 that you commenced your online marketing business in 2009, but on page F-13, two of your subsidiaries, Digital Marketing Group Limited and Tetris Media Limited, were incorporated in October 2006 and July 2007, respectively. Please briefly describe the activity of these entities prior to 2009 and clarify how they were acquired by Optimix Media Asia Limited.

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 68 of the Registration Statement to clarify that two of the Company’s subsidiaries, Digital Marketing Group Limited and Tetris Media Limited, existed without significant operational activities prior to 2009.

In addition, the Company respectfully submits to the Staff that, in November 2007, Datron Limited, the Company’s former shareholder, acquired the entire equity interests of Digital Marketing Group Limited, an investment holding company, for a consideration of HK$10,000 (US$1289.8) and transferred such interests to Optimix Media Asia Limited for the same consideration in September 2009. In July 2007, Datron Limited incorporated Tetris Media and transferred all of its equity interests in Tetris Media to Optimax Media Asia limited for HK$10,000 (US$1,289.8) in September 2009. The Company has not included these additional details in the Registration Statement as it do not believe they are material.

Securities and Exchange Commission

July 13, 2017

Tetris Media Limited primarily provides our other solutions to agency customers in Hong Kong and its business is gradually being transferred to iClick Interactive Asia Limited. Please refer to the revised disclosure on page 70 of the Registration Statement.

4.	Please describe the material terms of the Share Purchase Agreement with OptAim Limited and its shareholders to acquire the equity and the VIE arrangements of OptAim entered into in July 2015, as briefly mentioned on page F-12.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 68 of the Registration Statement.

5.	You disclose that the laws and regulations that imposed restrictions on foreign ownership in advertising companies in the PRC were abolished in June 2015. Please tell us why you did not acquire the direct ownership of Beijing OptAim Network Technology Co., Ltd. when you acquired OptAim in July 2015. Also tell us why you were able to directly hold the majority ownerships of your other PRC subsidiaries that conduct the advertising business before the abolishment of the restrictions on foreign ownership.

Response: The Company respectfully submits to the Staff that it did not acquire the direct ownership of Beijing OptAim Network Technology Co., Ltd. in July 2015 for the following reasons:

•	while the laws and regulations that imposed restrictions on foreign ownership in advertising companies in the PRC were abolished on June 29th 2015, the Company’s negotiation for the acquisition of OptAim, including the discussion of deal structure already commenced several months earlier, and

•	there was still uncertainty at the time of the Company’s acquisition of OptAim how the abolishment of restrictions on foreign ownership in advertising companies in the PRC would be implemented by local administration for industry and commerce in Beijing and Shanghai where OptAim Network Technology Co., Ltd., the Company’s VIE, and its subsidiary Zhiyunzhong (Shanghai) Technology Co., Ltd., were incorporated.

The Company respectfully submits to the Staff that it was able to directly hold the majority ownerships of its other PRC subsidiaries that conduct the advertising business before the abolishment of the restrictions on foreign ownership in advertising companies in the PRC as it conducted its advertising business through iClick Interactive (Beijing) Advertisement Co., Ltd., Tetris Media (Shanghai) Co., Ltd., Search Asia Technology (Shenzhen) Co., Ltd. and Buzzinate (Shanghai) Information Technology Co., Ltd. Unlike OptAim, the respective shareholders of each of these subsidiaries satisfied all the requirements for wholly foreign-invested advertising enterprises provided in the then-effective Administrative Provisions on Foreign-invested Advertising Enterprises as each of them had received an Opinion on the Approval of Foreign-invested Advertising Enterprise Project issued by the State Administrative of Industry and Commerce or its local counterparts, and had at least three-year operational track record in advertising business. These requirements are described on pages 130 and 131 of the Registration Statement.

Securities and Exchange Commission

July 13, 2017

6.	We note that your wholly foreign owned enterprise OptAim Beijing entered into a series of contractual arrangements with OptAim Network and its two shareholders to control and receive the economic benefits of OptAim Network and its subsidiary Zhiyanzhong. Since the laws prohibiting direct foreign ownership of PRC-based advertising entities have been repealed in June 2015, please revise to clarify what steps you will perform to unwind the VIE structure to wholly own OptAim Network and its subsidiary. For example, please clarify if you intend to exercise the exclusive call option agreement.

Response: The Company respectfully submits to the Staff that it has not undertaken any steps to unwind, and does not currently plan to unwind the VIE structure for the following reason:

•	as was previously disclosed on page 37 of the Registration Statement under the risk factor “If we are required and fail to obtain or maintain a license for our collection of data in China, our business and results of operations may be materially and adversely affected.” it is unclear whether the Company’s collection and use of data falls within the scope of “foreign-related surveys” under the Foreign Surveys Measures (details of the Foreign Survey Measures are described on Page 132 of the Registration Statement). If the relevant PRC authority determines that the Company’s collection and use of data falls within the scope of “foreign-related surveys”, the Company would be required to obtain a license for foreign-related surveys and under the current PRC laws and regulations, only a domestic enterprise or a sino-foreign enterprise which meets the several requirements stipulated in the Foreign-related Surveys Measures can apply for license for the foreign-related survey. In light of these uncertainties and out of prudence, the Company, through its VIE OptAim Network applied for and was granted the foreign-related survey license on June 6, 2017 by the Chinese National Bureau of Statistics. As a result, the Company had since decided to keep the VIE structure. The Company has updated the disclosure on page 37 of the Registration Statement accordingly to remove this risk factor as it is no longer applicable.

The Company has amended the disclosure on page 33 of the Registration Statement to clarify that it has not undertaken any steps to unwind, and does not currently plan to unwind the VIE structure for the reason outlined above.

7.	Please add disclosure to identify each operating entity in the organizational chart on page 69 and briefly describe the activities performed by each operating unit. For example, please clarify which entities generate sales of your platform, and what types of products and services are offered by each operating entity.

Response: In response to the Staff’s comment, the Company has added the disclosure on pages 69 and 70.

Securities and Exchange Commission

July 13, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 75

8.	Please balance your disclosure of the significant increase in gross billing from mobile audience solutions during 2016 compared to 2015 by quantifying the contributing effect from your acquisition of OptAim in July 2015.

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 76.

Key Operating and Financial Metrics, page 76

9.	In the table on page 76, net revenues as a percentage of gross billings increased from 6.7% in 2015 to 24.5% in 2016 for mobile audience solutions, while it decreased from 29.9% to 15.9% for other solutions. Please revise to explain these changes. Clarify why mobile audience solutions gross billings yields a higher percentage of net revenues compared to other solutions.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 77, 78 and 79 of the Registration Statement. In particular, the Company has amended the tabular presentation on page 77 to compare net revenues of mobile audience solutions on one hand, and other solutions on the other hand, to their respective gross billing, instead of to the total gross billing, as the Company believes the former provides a more meaningful indicator for its share of customers’ marketing spend under different solutions.

Key Factors Affecting Our Results of Operations

Our Ability to Enlarge Audience Data Set, Strengthen Data Analytics Capabilities and Innovate Technologies, page 80

10.	Please expand your discussion of customers’ minimum key performance indicators to provide a description of the most important or common KPIs used by your customers.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 82 of the Registration Statement.

11.	You reference on page 107 how your platform provides tools to marketers to help them target audience engagement for marketing opportunities and that your engagement with marketers will expand and deepen. Please advise whether management has any key metrics that measures marketer engagement beyond gross billings or net revenue.

Response: The Company respectfully submits to the Staff that other than the key operating and financial metrics disclosed on page 77 of the Registration Statement, it does not use other key metrics to measure marketer engagement.

Securities and Exchange Commission

July 13, 2017

Critical Accounting Policies

Revenue Recognition, page 83

12.	You disclose that you recognize advertising revenues from cost-plus campaigns on a net basis and revenues from performing specified actions on a gross basis. Please provide an analysis that supports your positions considering all factors outlined in ASC 605-45-45. As part of your response, please also address the following:

•	Clarify the key terms of your respective arrangements with your customers and with the publishers, search engines or ad exchanges;

•	Whether you buy the adverting inventory in advance or on a real-time basis;

•	Which party has discretion in selecting publishers, search engines or ad exchanges to place advertisements once those are identified;

•	How you bear the sole responsibility for fulfillment of the marketing service when you perform specified actions and how this process differs from the cost-plus campaigns; and

•	Tell us how each party’s rights and obligations are different in your self-service model and full service model and how those differences are considered in determining gross vs. net presentation.

Response:

The Company would like to clarify for the Staff that it has three revenue streams under its current business models. The Company has (1) a revenue stream of connecting marketing buyers and sellers where the direct marketers and marketing agencies are treated as customers for revenue recognition (i.e. cost-plus campaigns) , (2) a revenue stream where the Company is purchasing inventory from publishers and utilizing the inventory to fulfill specific delivery request to customers where the direct marketers and marketing agencies are treated as customers for revenue recognition (i.e. specified actions), and (3) a revenue stream where the Company is the sales agent for a single publisher where the publisher is treated as the customer for revenue recognition (i.e. a sales agent). Under this sales agency arrangement where the Company sells the advertising inventory of the publisher, the Company earns commission-like revenue in the form of rebates from the publisher. In the cost-plus campaigns, the Company utilizes its marketing platform to help customers execute their campaigns. Its relationships with its customers and suppliers are such that the Company is providing a marketing service of connecting the marketing buyers with the marketing suppliers, recommending ways for customers to engage with internet users through the suppliers and monitoring the performance of the marketing campaigns of customers. Since the direct marketers and marketing agencies are making certain key purchasing decisions (a more complete analysis is provided below), the Company structures these contracts as cost-plus to provide the customers with transparency of the costs of the marketing whereby reducing the economic risk commensurate with the decision making control and provides the customers with transparency of the costs of the marketing. In contrast, with the specified action arrangements, the Company is utilizing the inventory purchased from the publishers to fulfill specific delivery to customers, such as number of clicks. It structures its contracts to allow for more significant pricing and margin discretion which increases the economic risk and reward commensurate with the decision making control. Additionally, the customers do not have the visibility into the economic arrangements with the publishers.

Securities and Exchange Commission

July 13, 2017

The Company’s accounting presentation, as disclosed in its financial statements, is based on applying the guidance in ASC 605-45 to its contracts. The Company concluded that its cost-plus contracts should be reported net, based on the fact that the majority of the gross indicators of ASC 605-45 do not support gross reporting; in particular inventory risk and significant pricing discretion. As it relates to primary obligor, while the Company has the contractual relationship with the publishers, the customers are ultimately making the key decisions and have complete visibility into the costs of the marketing. Accordingly, primary obligor does not significantly support gross reporting. The lack of sufficient gross reporting indicators coupled with the fact that the Company earns a fixed percentage fee for each transaction (a net indicator) were the key factors in the Company’s ASC 605-45 analysis. (A more complete analysis is provided below).

The Company also concluded that its specified action contracts should be reported on a gross basis based upon the collective weight of the ASC 605-45 indicators, with significant emphasis placed on the primary obligor and pricing indicators support gross reporting. The existence of the two aforementioned gross indicators coupled with the fact that the Company earns a variable margin on the transactions (not a fixed percentage per transaction) were the key factors in the Company’s ASC 605-45 analysis. (A more complete analysis is provided below).

Prior to elaborating on the Company’s analysis under ASC 605-45-45 for “cost-plus campaigns” and “specified actions”, the Company would like to clarify its relationship with its publishers, search engines or ad exchanges (collectively, “publishers”) for these two models. Under these revenue models, the Company has arrangements with a network of publishers for access to various online platforms, search engines or ad exchanges such that the Company is able to provide its customers with a wider marketing network and generate revenue as discussed below. Therefore, with the exception of one particular publisher as further addressed in Question 13 below (which is under a different revenue model, “a sales agency revenue stream”, the Company’s relationships with its publishers are suppliers of marketing spaces.

Securities and Exchange Commission

July 13, 2017

With respect to the revenue earned by the Company, the managed service model as disclosed in the F-1 can be considered under the cost-plus campaigns or specified actions while for self-service model, it can only be cost-plus campaigns. When determining whether the respective revenue should be reported on a gross or net basis, the following factors with reference to ASC 605-45-45 are taken into considerations:

	Cost-plus campaigns (self-service model or managed service model)	Specified actions (managed service model)

Key terms of arrangements between the Company and customers

Customers approach the Company with a specific marketing budget, campaign period, and a specific objective for their marketing campaign. These objectives vary from case to case, as they depend on the KPI that customers would like to achieve under each marketing campaign (e.g. reaching a certain level of viewership). Based on the customers’ objectives, the Company provides an initial proposal to the customers summarizing its marketing placement plans and how the objectives can be achieved within the campaign budget. If the customers agree with the proposal, a service order is executed. In the proposal, the proposed marketing plan including frequency, timing, and intervals of those campaigns to be placed, are transparent to the customers. The KPIs may or may not be stated in the service orders, and even if the KPIs are specifically included in the service orders, the Company has no legal obligation to achieve these KPIs. Although the Company does not have any legal obligations, the Company, in practice, may extend the campaign period in order to help the customers achieve their KPIs if the original budgeted marketing spending has not been fully utilized.

The Company would prepare timely analysis of spending that shows how proposed bids should be structured to improve the chances of placement of campaigns. The Company may track clicks or impressions for customers who are interested in these types of services throughout its duration and provide results-related reports to the customers in order to demonstrate whether those KPIs have been achieved.

The customers and the Company agree that the customers are charged only for successful actions and the Company charges a pre-determined fixed fee for each action. There is no direct impact or visibility to the customers over the costs incurred by the Company. As such, the margins the Company achieves for each successful action vary as the cost incurred by the Company for each successful action can be very different.

Securities and Exchange Commission

July 13, 2017

Primary Obligor	Contractually, the Company does not have any obligations towards the customers once the marketing message has been placed. Any decision to extend the campaign period is at the discretion of the Company. Considering the charging mechanism adopted in the cost-plus model (i.e. the Company would receive a service fee as determined by an agreed percentage of cost incurred relating to purchasing marketing spaces), the Company does not bear any risk of loss as any publisher costs incurred by the Company would be fully absorbed by the customers. Considering the Company’s role throughout this process is limited (i.e. does not include the actual posting of the ads onto the spaces), this is an indicator that the Company is serving as an agent rather than a principal. .	The Company is exposed to risk of loss as it incurs marketing spending in order to deliver the specified actions requested by the customers. Considering the primary objective of the customers is to attain the specified actions, the Company is primarily responsible for delivering such specified actions. In addition, for any issues raised by the customer on the campaign, the Company is the party responsible for resolving these issues. Therefore, as compared to cost-plus campaigns, the Company has to actually deliver successful actions under specified actions while under the cost-plus campaigns, the Company does not have such obligations. Furthermore, considering the Company will only be paid if successful actions can be delivered, this is an indicator that the Company is serving as a principal rather than an agent throughout this transaction.

General Inventory Risk / Physical Loss Inventory Risk

The Company generally purchases spaces from publishers on a real-time basis and does not purchase inventory or prepay for these spaces in advance of customers contracting for a media campaign. Accordingly, there is generally no inventory risk. Additionally, there is no risk of physical loss of inventory risk for online spaces. The spaces are not owned by the Company and the Company does not hold any inventory risk. If the publishers’ websites were shut down and the marketing spaces or search engines became unavailable, the Company could choose to place the campaigns elsewhere. Due to the Company’s relationships with the publishers which provide access to large amounts of inventory, the Company does not need to tie up its working capital to buy ad spaces (i.e. inventory) in advance.

Historically, there are limited occasions where the Company purchased ad spaces from the publishers in advance and the amounts purchased had not been significant. Furthermore, the Company may commit to a certain level of minimum spending per agreements between the publishers and the Company. However, these levels of minimum spending are not considered high and the Company has always been able to exceed the minimum spending levels. The Company’s general inventory risk is low whereby this is an indicator of being an agent rather than a principal.

Securities and Exchange Commission

July 13, 2017

Latitude in Establishing Pricing	The Company charges its customers a fixed percentage above cost (i.e. a profit margin) throughout the service period. Although the Company has the latitude in setting the profit margin, the Company earns a stated percentage of the customers’ marketing spending. The costs incurred by the Company in purchasing marketing space from the publishers are determined by the publishers and the costs are fully communicated to and absorbed by customers. Therefore, the Company does not have any flexibility in amending the costs incurred or changing the pricing related to the underlying ad spaces. Such pricing arrangement (i.e. a fixed percentage above cost) is an indicator of the Company is acting as an agent rather than a principal.	The Company has complete latitude in establishing the prices and pricing arrangements with the customers. Furthermore, for each arrangement, the Company’s margin may vary as the costs incurred to deliver successful actions may vary. As such, the Company would have to bear a degree of loss whereby validating its degree of responsibility to its customers. Additionally, under these arrangements, the Company has the full discretion in establishing the fee charged per action regardless of the cost to be incurred by the Company. The fee charged is not based on or in any manner linked to the actual cost incurred. Therefore, under this pricing arrangement, the Company is acting more like a principal rather than an agent.

Changes the Product or Performs Part of the Service	The spaces on which the campaigns are placed are provided by the publishers, and these spaces are the properties of the publishers. Accordingly, the Company has no right or ability to change these spaces. As such, the Company has no ability to change the final products. Furthermore, the ultimate objective of the customers is to have their campaigns being placed at certain spaces and the Company does not have the ability to perform such placements as these are to be performed by the publishers. Therefore, the Company is acting more like an agent rather than a principal in this aspect.

Discretion in Supplier Selection	With respect of discretion in selecting publishers, the Company usually chooses within its network of publishers on where to place campaigns. As the customers’ main objective under these arrangements is to achieve the desired end-result specified by the customers within the spending budget, the customers usually do not restrict the Company on how it achieves the end-result. Occasionally, certain customers would have their own specific preferences on which publishers to be used and may insist on their own selections. In these cases, the Company does not have the discretion or influence in supplier selections. Therefore, understand the cost-plus campaigns, there is a mixed indicator as to the Company can be either an agent or a principal.	With respect of discretion in selection publishers, the Company has discretion in choosing within its digital marketing network of publishers on where to place the campaigns. Additionally, certain publishers have platforms that facilitate the buying and selling of marketing space from individual website owners. These platforms further enhance the Company’s marketing network. As the main objective under these arrangements is to deliver successful actions, the customers do not set significant restrictions as to how the Company achieves the deliveries, including which publishers the Company would choose from when purchasing marketing spaces. Considering the Company has the discretion in selecting the publishers, this is an indicator where the Company is a principal rather than an agent.

Securities and Exchange Commission

July 13, 2017

Involved in the Determination of Product or Service Specifications	The Company will help the customers determine exactly which ad spaces will be utilized, the timing, and manage the overall delivery mix. This is evident from the fact that the Company tracks and reports the delivery outcome to the customers on a timely basis as agreed with the customers (e.g. every week, every two weeks or every month, etc.). During the course of monitoring the periodic results, the marketing plan can be modified at the Company’s discretion to allocate spending resources on more effective marketing methods. However, the spaces on which the campaigns are placed are provided by the publishers and these spaces are the properties of the publishers and the Company has no right or ability to change. As such, the Company has no ability to change the final products. Furthermore, the ultimate objective of the customers is to have their campaigns being placed at certain spaces and the Company does not have the ability to perform such placements as these are to be performed by the publishers. Therefore, the Company is acting more like an agent rather than a principal in this aspect.

Credit Risk	The Company bears the ultimate credit risk as (1) the customers pay the Company directly in accordance with the terms of the invoices; (2) if the customers do not pay the Company, the Company still has to pay its publishers for the purchased spaces; and (3) there are no arrangements between the Company and its publishers that would permit the Company to delay its payments until receiving settlements from its customers. On the other hand, the Company usually grants credit term limits to its customers, or specifies on the invoice billing arrangement. However, for customers with poor credit rating, the Company will require them to make prepayments. Considering credit terms are granted to customer, the Company would bear the ultimate credit risks whereby indicating the Company is acting more of a principal rather than an agent.

Conclusion	The Company (1) does not have all the aspects of being the primary obligor, especially the Company’s potential loss is limited due to the pricing arrangement (i.e. cost-plus). As such, the Company’s obligations to its customers are limited; (2) does not have the full discretion in pricing arrangement as it is only responsible for establishing the margin that can be earned. The Company’s ability to establish the price for the entire service order is limited because transactions under this category are based on a cost-plus arrangement; and (3) is usually responsible for deciding which publishers to use. However, there could be situations where customers may specify the use of publishers. Based on the totality of circumstances as analyzed above, arrangements fall under this category is to be presented as net.

The Company is (1) the primary obligor ultimately responsible for delivering successful actions (while the profit margin of these transactions can vary); (2) in charge of establishing the price per action; (3) in charge of selecting the publishers used to deliver the successful actions; and (4) to bear the ultimate credit risks as customers may default in their payments to the Company.

Based on the totality of circumstances as analyzed above, arrangements in this category is concluded to be presented as gross.

Securities and Exchange Commission

July 13, 2017

13.	Please tell us how you determined the timing and measurement of the rebates revenue earned from online publishers, specifically, how you determined fees are fixed or determinable when evaluating the terms of the arrangements with the publishers.

Response: The Company earns rebates from its relationships with certain publishers. Rebates earned are recognized as a reduction of the cost of the marketing being purchased, which means for the specified action gross revenue stream the rebates are a reduction of costs and for the cost-plus campaigns net revenue streams the amounts are a pass-through as the related amounts are being reported as net revenue. The Company does record the rebates from one publisher as revenue since the relationship with this publisher is to act as a sales agent for that publisher in finding marketing customers. For the rebates retained from the Company’s publishers that are recorded as reductions of the purchase cost of the marketing, the Company applies the guidance in ASC 605-50-25-10 & 11. This guidance requires that the Company estimates the amount of rebates that will be earned and reduces the purchase cost based on that estimate. The Company reduces the cost of marketing purchased on a pro rata basis.

For the sole publisher where the Company is recording the rebates as revenues (where the Company does not buy and resell the inventory), the rebates are recognized based on contractual stipulated amounts once the rebate threshold is achieved. Future rebates recorded in revenues are not estimated and not recorded in advance of achieving the rebate conditions. In this arrangement, the Company acts as a sales agent of the publisher and the Company would receive rebates, which is determined with reference to the level of spending made by the Company, from this publisher when spending made on behalf of its customers on the publisher’s platforms for purchasing spaces on a calendar year basis.

14.	Your disclosure on page F-24 indicates the rebates received from publishers are recorded as a reduction of cost of revenue when you act as a principal. Please tell us the amounts you recorded as rebate revenue and reduction of cost of revenue, respectively, during each annual period presented and how you considered ASC 605-50-45-12 through 45-14 in determining such amounts. Also describe to us how you are able to distinguish publisher rebates earned from transactions where you act as an agent from those where you act as a principal.

Response: As indicated in the response to question 13, the Company only includes rebates from one publisher in revenues. Rebates included in revenue were US$11,236,000 and US$8,898,000 for the years ended December 31, 2015 and 2016, respectively. Under the cost-plus campaigns, the rebates received from the publishers are a pass-through which are amounted to US$20,292,000 and US$21,036,000 for the years ended December 31, 2015 and 2016, respectively. Under the specified actions where the rebates earned are recorded as a reduction of cost, they are amounted to US$532,000 and US$6,037,000 for the years ended December 31, 2015 and 2016, respectively. For the rebates that are recorded as a reduction in cost, they are considered payments from vendors. In accordance with ASC 605-50-45-12, these cash rebates received from the publishers are considered a reduction of the prices of the publishers’ marketing spaces being purchased since the Company is not delivering assets or services to these vendor publishers.

Securities and Exchange Commission

July 13, 2017

The rebate from a single publisher that is recorded as revenue is not within the scope of ASC 605-50-45-12 to 14 since this publisher is NOT considered a supplier. The Company has a customer relationship with this supplier acting as a sales agent in finding buyers for the publisher. Since the Company is not a buyer and is reselling marketing space from this publisher; the amounts received are considered revenues for that service. Furthermore, the Company only receives rebates from this publisher in this capacity (i.e. being the sale agent in finding buyers for the publishers) and in no other capacity. Therefore, the Company has the ability to distinguish the rebates earned from this particular publishers as compared to other publishers.

15.	You disclose for cost-plus campaigns and rebates earned from certain website publishers, rebates and discounts granted to clients are recorded as a deduction from revenue. Please describe the type or nature of such clients. This also appears to contradict your disclosures on pages 77 and 88, which indicate rebates and discounts to your customers in connection with your net model are included in cost of revenues. Please revise or advise.

Response: As indicated in the response to questions 12 and 13, the Company has three types of revenue streams. The Company only grants rebates and discounts to customers under the cost-plus campaign and specified actions arrangements. These rebates and discounts are recorded as a deduction from revenue as there are no identifiable and separable benefits related to these rebates granted and discounted offered other than incentivizing to the customers to spend more with the Company.

With respect to the sales agent model, the Company does not grant any rebates to the customer. Under this sales agent model, the Company grants rebates to the marketers and records them as cost of revenue as the Company considers these rebates are identifiable and separable from the rebates revenue generated from this publisher which is in accordance with ASC605-50-25. The same marketers may enter into arrangements with the Company under both the cost-plus campaigns/specified actions model and the sale agent model but the rebates granted are identifiable and separable, especially these rebates granted are separately tracked by the Company and are governed by different contracts terms as entered into between the marketers and the Company. Furthermore, the Company considers the rebates granted under either model are at fair value as the Company grants rebates to the marketers to drive spending levels for the same amounts regardless of whether the marketer is purchasing under solely the sales agency model or under both the sales agency model and the cost-plus campaigns/specified actions model.

To clarify, the Company has revised the disclosure as disclosed on page 78 of the Registration Statement as follows:

“We grant rebates and discounts to our customers based on certain factors, including their yearly market spending on our platform, to incentivize and encourage them to use our marketing solutions. With respect to the arrangement between a particular publisher and our subsidiary whose only business is to act as a sales agent for that publisher, rebates and discounts to our customers are recorded as cost of revenues as we consider these rebates are identifiable and separable from the rebates revenue generated from that publisher. In all other circumstances, rebates and discounts to our customers are recorded as reduction of revenues. ~~recorded as a deduction from our net revenues. except where such rebate are paid to our customers in connection with our promotion of content distribution opportunities for certain publishers, in which case the rebates received from the publishers are recorded as net revenues under our net model and the rebates and discounts to our customers are recorded as our cost of revenues~~.”

Securities and Exchange Commission

July 13, 2017

16.	To the extent the rebates and discounts to your customers in connection with your net model are recorded as cost of revenues, tell us why you believe the characterization is appropriate, and cite the accounting literature to support your position. Also describe to us how you are able to distinguish rebates paid to your customers for transactions where you act as an agent from those paid where you act as a principal.

Response: As indicated in the response to question 13, under the sales agent model, the Company grants rebates to the marketers and records them as cost of revenue as the Company considers these rebates are identifiable and separable from the rebates revenue generated from this publisher which is in accordance with ASC605-50-25. The same marketers may enter into arrangements with the Company under both the cost-plus campaigns/specified actions model and the sale agent model but the rebates granted are identifiable and separable, especially since these rebates granted are separately tracked and are governed by different contracts terms as entered into between the marketers and the Company. Furthermore, the Company considers the rebates granted under either model are at fair value as the Company grants rebates to the marketers to drive spending levels regardless under which model.

17.	Tell us in more detail the terms of free or extended advertising campaigns in your arrangements with clients and how you account for these in the cost-plus campaigns. Also tell us how you account for the free or extended advertising campaigns in your specified action arrangements, if any.

Response: As noted in the response to question 12, for cost-plus campaigns, there has been only a few occasions where the Company has to exercise its discretion to extend the marketing campaign period if the customers are not satisfied with the services performed by the Company, which mainly arises from failure to achieve certain KPIs (e.g. a minimum number of clicks on the campaigns or a minimum number of impression on the marketing message) established by the customers though the Company has no legal obligation to ensure the KPIs are achieved. Typically, the Company would not refund the customers but rather simply extend the marketing campaign period. Prior to the Company deciding to extend the marketing campaign period to achieve the KPIs, the Company would ensure the marketing budget (i.e. including both the media costs and the fees to be earned by the Company) as stated in the contract has not been fully utilized as the Company would need to ensure it is able to continue to bill under the cost-plus model if it chooses to extend the marketing campaign period. The major reason why the KPIs cannot be met within the campaign period is because the Company is not able to identify the appropriate ad spaces to be purchased for the placement of campaigns whereby there could be unutilized marketing budget at the end of the campaign period. Therefore, if the Company decides to extend the marketing campaign period, to account for the extended marketing campaign under the cost-plus campaigns, the Company would be able to continue to recognize the corresponding revenue under the cost-plus arrangement. Furthermore, prior to entering into contracts with the customers, the Company would use its data science technologies to estimate the costs and time required to meet any specified KPIs. Therefore, the Company would be able to structure certain arrangements with its customers whereby the likelihood of not meeting these KPIs is remote. Furthermore, the Company would track the progress throughout the campaign period such that in the event the Company estimates that it is not able to achieve certain KPIs, the Company would renegotiate with the customers the extended period required and recognize the remaining revenues over the remaining extended marketing campaign period. For specified actions arrangements, there are no free or extended marketing campaigns.

Securities and Exchange Commission

July 13, 2017

18.	You disclose on page 119 that your content distribution opportunities span the mobile and PC channels and include various formats such as video and traditional banner ads. Please disclose your accounting policy for multiple-element arrangements or advise why such disclosure is not needed.

Response: The Company considers disclosures related to multiple-element arrangements are not required due to the following considerations:

•	In the arrangements with its customers, the services provided by the Company consists of purchasing marketing spaces as recommended by its data science technologies, providing the customers’ marketing messages to the publishers to be placed at the purchased spaces and monitoring the results of the marketing campaigns.

•	The price for different format of marketing spaces on different channels is determined by the publishers, not by the Company. In the cost-plus model, the Company charges a fixed percentage of marketing spending incurred by the customers on the publishers’ website. In the specified action model, the Company charges based on successful action, rather than marketing spending incurred. Therefore, the different prices charged by the publishers for different marketing format or channels do not affect how the Company recognizes its revenue.

•	There is no “bulk discount” offered to the customers, nor are the customers being charged on a “lump sum” basis in any of these arrangements.

Therefore, in the case of the Company, multiple-element arrangements are not applicable.

19.	Your disclosure on page 80 indicates your customers require certain key performance indicators, such as a minimum number of clicks on the marketing messages, to be met. Please tell us how you evaluated such KPIs in determining the timing of revenue recognition. Also tell us whether your entitlement to payments from customers is contingent upon the completion of the delivery of all the elements.

Response: With respect to the gross revenue model discussed on page 81 of the Registration Statement, prior to entering into contracts with the customers, the Company would use its data science technologies to estimate the costs and time required to meet any specified KPIs as suggested by the customers though the Company has no legal obligation to ensure the KPIs are achieved. The Company would be able to structure arrangements with its customers whereby the likelihood of not meeting these KPIs is remote. Therefore, when evaluating these KPIs in determining the timing of revenue recognition, considering the likelihood of meeting these KPIs is probable and there is no legal obligations to ensure the KPIs are required to be achieved, the Company would simply recognize the revenue as each specified actions was delivered/ achieved. Relating to entitlement to payments from customers, for instances where credit terms are granted to customers, the Company would bill the customers periodically for successful actions attained. Once invoices are issued, the customers are required to settle the invoices within a certain credit period as stated in the agreements. For customers who would prepay the Company, the Company would simply deduct from the customers once successful actions are attained. Therefore, the Company’s entitlement to payments from its customers is not contingent upon the completion of the delivery of all actions.

Securities and Exchange Commission

July 13, 2017

20.	Where rebates granted to your customers are recorded as reduction of revenue and rebates received from the publishers are recorded as reduction of cost of revenue, please tell us how you considered ASC 605-50-25-7 through 25-11 in measuring and recording such rebates. Also tell us the amounts the rebates granted to your customers recorded as reduction of revenue during each presented period. In addition, clarify your disclosure accordingly.

Response: For rebates granted to the customers which are recorded as reduction of revenue, refer to the response to question 15 for the Company’s consideration. Under both cost-plus and specified actions campaigns, rebates granted to customers are recorded as reduction of revenues as the Company would usually provide certain incentives to its customers in the form of rebates or discounts in order to encourage them to spend more within the marketing campaigns which can span for a few days to a few months. Rebates and discounts for each campaign can vary as it depends on the level of spending that can be achieved in each campaign, hence ASC 605-50-25-7 applies. For the years ended December 31, 2015 and 2016, rebates granted to customers recorded as reduction of revenue for cost-plus campaigns are amounted to US$9,335,000 and US$16,455,000 respectively and for specified actions campaigns are amounted to US$4,032,000 and US$8,395,000 respectively. Using the Company’s data science technologies, the Company would be able to reasonably estimate the amounts that the customers would need to spend to achieve certain KPIs and the corresponding level of rebates to be earned by the customers. Therefore, when considering the measurement of these rebates, the Company is able to reasonably estimate the rebates and discounts to be earned by the customers whereas when considering the timing of these rebates, these rebates would be recognized/accrued for them accordingly when spending incurred.

As clarified in the response to question 14 and above, in cost-plus campaigns where revenue is reported on a net basis, rebates received from publishers are a pass-through. In specified actions campaign, rebates received from publishers are recognized as reduction of cost of revenue. The Company has entered into contracts with its publishers detailing the determination of the rebates arrangements with a contract period of less than one year. In these arrangements, rebates are usually determined based on a progressive rate where the more the Company spends with the publishers, the more the Company would receive. Upon entering into the agreements with the publishers, the Company would be able to estimate the spending level that the Company is able to likely achieve. Therefore, when considering the measurement of these rebates, the Company would be able to determine the rebates rate that the Company is likely to be entitled to under the arrangements whereas when considering the timing of these rebates, the Company would be able to determine the rebates received to be recognized when the spending has occurred.

Securities and Exchange Commission

July 13, 2017

Results of Operations

Year Ended December 31, 2016 compared to Year Ended December 31, 2015, page 90

21.	Please revise to quantify the effects of your acquisition of OptAim on the changes in your revenue and cost of revenue. To the extent material, revise to disclose the impact of foreign exchange rate on your revenue and costs revenue. In this regard, we note on page 88 that you derived 53.2% and 25.3% of net revenues from customers outside China in 2015 and 2016, respectively. Refer to Item 5.A to Form 20-F.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 93 and 94 of the Registration Statement to disclose quantified effects of acquisition of OptAim on the changes in its net revenues and cost of revenues. In addition, the Company has amended the disclosure on page 102 of the Registration Statement to disclose the impact of foreign exchange rate on its net revenues and cost of revenues.

22.	You disclose on page 17 the downward pricing pressure on and increased media costs for your mobile audience solutions. Given the increasing weight of your revenues generated from mobile solutions and your prioritizing mobile strategy, please revise to provide quantitative analyses of how your revenues from mobile audience solutions and related gross margin are impacted by the changes in pricing and volume of service being sold, respectively. To the extent material, segregate the impacts from the changes in the percentage of revenue reported on a gross basis, rebates received and rebates paid. Refer to Item 5.A to Form 20-F and Section III.B of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 78 and 93 of the Registration Statement to segregate the impacts from the changes in the percentage of revenue reported on a gross basis, rebates received and rebates paid.

The Company respectfully submits to the Staff that it is not able to provide quantitative analyses of how its revenues from mobile audience solutions and related gross margin are impacted by the changes in pricing and volume of service being sold as it utilizes a variety of charge models, such as cost-per-thousand impressions, cost-per-click and cost-per-action etc., for its solutions. In addition, as the pricing level under one charge model is not necessarily comparable to that under another charge model, and the composition of the Company’s charge models changes each year. the Company does not believe that the changes in the blended overall pricing rate and volume of services from one year to another would provide a meaningful indicator of the changes in its revenue and related gross margin.

23.	Please revise to provide the dollar amount or percentage changes in your net revenues from other solutions that are attributable to various contributing factors, such as the percentage of revenue being recognized on a net basis and gross billing from other solutions. The same comment applies to your discussions on costs of revenues and the items in your operating expenses. Refer to Item 5.A to Form 20-F and Section III.B of SEC Interpretive Release 33-8350.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 93 and 94. The Company respectfully submits to the Staff that the elements of operating expenses cannot be further allocated to mobile audience solutions and other solutions, or to correlate to revenue recognized on gross basis or on net basis. This is because the Company operates an integrated platform and the sales and marketing functions, general and administrative functions, and research and development resources are shared for all its solutions.

Securities and Exchange Commission

July 13, 2017

24.	In light of your explanation on page 91 that the decrease in gross margin profit from 47.1% in 2015 to 36% in 2016 is attributable to stronger bargaining power of mobile publishers, please revise to provide gross margin and gross margin percentage from mobile audience solutions and from other solutions.

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 91 and page 94 to provide the gross margin for mobile audience solutions and other solutions respectively in 2015 and 2016.

Business

Our Solutions, page 111

25.	Please clarify whether all of your solutions are provided in an integrated platform suite under the iClick brand. Please also clarify whether the OptAim solutions have been integrated into the iClick platform and whether marketers can use the iClick platform to purchase advertising or build a marketing campaign through both desktop and mobile devices.

Response: The Company confirms that all of its solutions are provided in an integrated platform suite under the iClick brand, that the OptAim solutions have been integrated into the iClick platform, and that marketers can use the iClick platform to purchase advertising or build, launch and optimize a marketing campaign through both desktop and mobile devices on our single integrated platform. The Company has amended the disclosure on pages 1, 76, 111 and 117 to reflect such clarification.

26.	Mobile audience solutions appear to consist of marketing activity related to mobile applications. Please clarify whether search engine marketing performed through a mobile search engine application would be considered a mobile audience solution or another solution.

Response: The Company respectfully submits to the Staff that search engine marketing through mobile application would be considered under other solutions. The Company has clarified the definition of mobile audience solution accordingly on pages 1, 76 and 120 of the Registration Statement accordingly.

Our Content Distribution Channels, page 119

27.	Please revise to provide more detail of your relationships with large companies such as Tencent, Baidu, Google, and Alibaba, including whether your ad traffic is concentrated with their publishing platforms and how their products compete with your platform. Please clarify if you consider these entities to be part of the PRC online marketing technology industry or if they have units that would be considered part of the PRC independent online marketing technology industry.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 20, 124 and 128, with cross-references to the relevant risk factors.

Securities and Exchange Commission

July 13, 2017

The Company has clarified the disclosure on pages 20 and 128 of the Registration Statement to disclose that as these entities provide online marketing technology and other online marketing services in the PRC, it considers them to be part of the PRC online marketing technology industry. Based on discussion with Frost and Sullivan, the Company, however, does not believe these entities have any units that would be considered part of the PRC independent online marketing technology industry as these units would be considered part of the groups which own online publishing resources. Please refer to the definition of “independent online marketing technology platforms” on pages 8 and 110 of the Registration Statement.

Our Customers, page 120

28.	On page F-35, you disclose that you had two individual customers that comprised of 18% and 11%, respectively, of your total net revenue for 2016. Please revise to provide more details of your relationship with them, including terms of any material contracts that you are substantially dependent upon, particularly with the 18% customer. Please refer to Item 4.B.6 of Form 20-F for further guidance.

Response: In response to the Staff’s comment, the Company has amended the disclosure on page 126. The Company has also amended the risk factor on page 18 to specifically highlight the concentration risk.

29.	Please clarify whether a material amount of your end marketers, marketer agencies, or direct marketer are customers based outside of the PRC, Hong Kong or Singapore. Further, if a North American advertiser wanted to use your platform to reach PRC-based mobile phone users, clarify whether this revenue would be considered PRC-based or Other.

Response: The Company respectfully submits to the Staff that the headquarters of a material amount of its end marketers, marketing agencies or direct marketers are based outside of the PRC, Hong Kong and Singapore, while the signing entities of these end marketers, marketing agencies, or direct marketers with which it executed marketing campaign contracts are mainly based in the PRC, Hong Kong or Singapore where the Company has local subsidiaries and physical presence. The Company has amended the disclosure on pages 125 and 126 of the Registration Statement to clarify.

Regulation, page 124

30.	Please revise to clarify whether you are an “advertiser operator” subject to the content review and conduct requirements of the Advertising Law by the Standing Committee of the National People’s Congress dated April 24, 2015, effective on September 1, 2015, and the July 4, 2016 State Administration for Industry and Commerce Interim Measures for the Administration of Internet Advertising. Also, please clarify whether you have policies and procedures implemented to comply with these laws.

Response: In response to the Staff’s comment, the Company has clarified the disclosure on page 130.

Securities and Exchange Commission

July 13, 2017

Management, page 133

31.	Please clarify whether Mr. Yau Ping Ng is the same individual as “Ricky Ng” listed as a co-founder on your website and clarify if he is an employee or an executive officer.

Response: In response to the Staff’s comment, the Company confirms and has clarified in the Registration Statement that Mr. Yau Ping Ng is the same individual as Ricky Ng. The Company has amended the disclosure to consistently use “Mr. Yau Ping Ricky Ng” throughout the Registration Statement. The Company also confirms that Mr. Ng is an employee of the Company.

32.	Please clarify whether your purchasers of Series A, B, C, D, or E Preferred Stock were granted any special voting rights, such as the ability to appoint a director. We note that directors Ms. Yu Long, Mr. Xiangji Zhang, Mr. Antares Au, and Mr. Francis Hun Ming Won appear to be affiliated with the purchasers of your Series A, B, C, and D Preferred Stock.

Response: Purchasers of Series A, B, C, D, or E Preferred Stock have the right to appoint a director subject to certain minimum shareholding requirements and such right will terminate upon the completion of a qualified initial public offering. The Company has amended the disclosure on pages 139 and 140 of the Registration Statement accordingly to disclose these appointment rights of the Preferred Stock purchasers.

Board of Directors, page 135

33.	On pages 135 and 136, you indicate that you will satisfy the “independence” requirements of either the NYSE or the NASDAQ Stock Market for your audit, nominating, and compensation committees. Please revise to clarify whether you are exempt from exchange corporate governance rules due to your status as a foreign private issuer and if you are voluntarily complying with such rules. Further, please clarify whether any of your corporate governance practices differs from those required under exchange listing requirements for domestic companies.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 52 and 141 of the Registration Statement.

34.	You disclose on page 137 that your directors are not subject to a term of office. Please clarify, if true, that there is no requirement for annual election of directors both in your management and risk factors sections.

Response: The Company undertakes to revise the description of “Terms of Directors and Officers” based on the Memorandum and Articles of Association it expects to adopt after the completion of the offering. The current disclosure is based on the current Memorandum and Articles of Association of the Company.

Securities and Exchange Commission

July 13, 2017

Principal Stockholders, page 142

35.	We note that your board includes directors who are affiliated with your principal shareholders Bertelsmann Asia Investments AG, Blue Focus International Limited, Czerny Holdings Limited and Cervetto Holdings Limited, and Sumitomo Corporation Equity Asia Limited. Please advise us whether beneficial ownership of their respective shares should be attributable to directors Ms. Yu Long, Mr. Xiangji Zhang, Mr. Antares Au, and Mr. Francis Hun Ming Wong, pursuant to Rule 13d-3, and included in the “All directors and Executive Officers as a Group” line in your beneficial ownership table on page 141 of your registration statement.

Response: The Company respectfully submits to the Staff that each of these directors has confirmed that he or she does not have voting or disposition power over the shares of the Company held by the shareholder who is his or her affiliate, and therefore does not have beneficial ownership of the respective shares held by such shareholder pursuant to Rule 13d-3.

iClick Interactive Asia Group Limited

Notes to the Consolidated Financial Statements

Note 3(a) PRC regulations, F-31

36.	Please revise to provide a description of recognized and unrecognized revenue-producing assets that are held by the OptAim VIE. These assets may include license, trademarks, other intellectual property, facilities or assembled workforce. In this regard, we note on pages F-38 and F-39 that the self-developed computer software and systems amounted to approximately $20 million when you acquired OptAim. Also revise to provide intercompany payable to OptAim WFOE for the accrued service fees and the service fees you have received from OptAim VIE at the end of and during each presented period. Refer to paragraphs 2AA.d and 5A.d of ASC 810-10-50.

Response: The Company has revised its disclosure relating to the recognized and unrecognized revenue-producing assets that are held by OptAim VIE on page F-32 and it considers self-developed computer software, computers and network equipment, and leasehold improvements that are held by the OptAim VIE to be recognized revenue-producing assets while trademarks, patents and assembled workforce to be unrecognized revenue-producing assets that are held by the OptAim VIE. The Company has revised its disclosure on page F-15 relating to the intercompany payable to OptAim WFOE for the accrued service fee and the service fees the Company has received from OptAim VIE at the end of and during each presented period.

Note 16 Redeemable convertible preferred shares, page F-45

37.	You disclose on page F-46 that for the repurchased Series B-1 preferred shares, you charged the excess of the purchase price over the carrying value to retained earnings or to additional paid in capital if retained earnings were zero. We note on page F-8 that the excess of fair value of the repurchased shares over the repurchase price appears to be recorded as a reduction of accumulated deficit by $2.59 million, akin to contribution from a shareholder. Please revise your disclosure to clarify your accounting treatment for this repurchase transaction. In your response, cite the accounting literature to support your accounting. Also tell us how this deemed contribution is considered in calculating your basis and diluted loss per share.

Response: The Company respectfully advises the Staff that when the Company repurchased the said Series B-1 preferred shares, the purchase price was US$11,581,000, while the carrying amount was US$14,172,000. As a result, the excess of the carrying value over the purchase price amounted to US$2,591,000 was treated as a deemed contribution from the Series B-1 preferred shareholders, according to ASC 260-10-S99-2 and the Company has revised the corresponding disclosure on page F-46. The Company has revised its calculation of loss per share as disclosed on page F-7 and F-62 in order to properly reflect this deemed contribution as addition to net loss to arrive to net loss attributable to the Company’s ordinary shareholders.

Securities and Exchange Commission

July 13, 2017

Note 19 Share-based compensation, page F-54

38.	You disclose within this footnote that the expected term is determined by assuming the share options will be exercised towards the end of maturity dates. Please tell us how you developed the expected term of the options. Refer to ASC 718-10-55-30 to 55-31.

Response: The Company has adopted a binomial lattice model for valuation of the share options, in which the time to expiry is assumed to be the option’s contractual term while early exercise multiples (assumed with reference to the academic reference “How to Value Employee Stock Options” written by John Hull and Alan White, being 2.2x and 2.8x for general staff and management staff respectively) and post-vesting employment termination behavior (assumed based on the Company’s best estimation for the post-vesting forfeiture rate of general staff and management staff) have been factored into the model to derive the fair values of the share option. The early exercise multiple also assumes the exercise of options at each node along each share price path in a lattice at which the early exercise expectation criteria is met, provided that the option is vested at that node. The options are also assumed to be exercised at the end of the contractual term if the options are in-the-money (even if the exercise expectation is not met). Therefore, fair value of the share option is derived based on these assumptions. The Company has clarified the disclosure on page F-57.

39.	We note on page 64 that in December 2016, your board of directors and shareholders authorized the issuances of 1,068,114 and 801,086 ordinary shares to certain employees upon fulfillment of certain performance conditions in 2017 and 2018, respectively. Tell us how you accounted for these awards. In your response, please tell us how you determined the grant date for these awards and whether the grantees need to remain as employees when the performance conditions are met in order to receive the shares. In addition, revise to provide the required disclosures pursuant to ASC 718-10-50 as well as the expected impact the related charges will have on your financial statements. Refer to ASC 855-10-50.

Response: The granting of the said ordinary shares was on December 28, 2016 as the Company and the employees reached a mutual understanding of the key terms and conditions of the grants (including number of ordinary shares and vesting conditions) through written communication on the same date. Furthermore, on December 28, 2016, the Company was contingently obligated to issue the said ordinary shares to the employees who would fulfill vesting conditions and the employees began to benefit from, or be adversely affected by, subsequent changes in the Company’s stock price. Also, the granting of the said ordinary shares was approved by the Board of Directors on December 28, 2016. Based on the terms of the agreement, these employees are only entitled to these ordinary shares if certain performance conditions of the Company, mainly achieving certain levels of earnings before income tax, depreciation and amortization in 2017 and 2018, are satisfied and they remain as employees of the Company until these performance conditions are achieved. In accordance with the ASC 718-10-25, the Company had not accrued for any compensation costs with respect to the issuance of these restricted shares as the Company had considered achieving these performance conditions to be not probable as of the date of issuance and as at December 31, 2016. The disclosure has been revised accordingly relating to the issuance of these ordinary shares as disclosed on pages F-57 and F-58.

Securities and Exchange Commission

July 13, 2017

Note 21 Income taxes, page F-58

40.	We note your disclosures regarding the undistributed earnings of your subsidiaries in the PRC and Taiwan on page F-59. Please revise to disclose the amount of undistributed earnings that are considered to be indefinitely reinvested and the amount of unrecognized deferred tax liabilities associated with such earnings. Also clarify to us whether the undistributed earnings of your subsidiaries in Taiwan are considered to be indefinitely reinvested. Refer to ASC 740-30-50-2.b and 50-2.c.

Response: The disclosure has been revised to disclose the amount of undistributed earnings that are considered to be indefinitely reinvested and the amount of unrecognized deferred tax liabilities associated with such earnings on page F-59. With respect to the subsidiaries in Taiwan, these entities have been in an accumulated loss position and the disclosure has been revised accordingly as disclosed on page F-59.

41.	Please tell us if there is any outside basis that resulted from your acquisition of OptAim with an existing VIE structure and tell us why you do not believe any deferred tax liability should be recoded for such outside basis difference, if any. Revise to provide the disclosures pursuant to ASC 740-30-50 or advise why such disclosure is not needed.

Response: At the time the Company’s draft Registration Statement on Form F-1 was confidentially submitted to the SEC on May 18, 2017, the Company considered there was no deferred tax liability on the outside basis at the time of the acquisition of OptAim with an existing VIE structure. Considering the laws and regulations that imposed restrictions on foreign ownership in advertising companies, including the Administrative Provisions on Foreign-Invested Advertising Enterprises which were abolished as noted on page 70, the Company did not foresee any obstacle and restriction in exercising the purchase option agreement whereby OptAim WFOE can acquire the entire equity interest of OptAim VIE at the discretion of OptAim WFOE. Upon exercise of the purchase option, VIE would become a wholly owned subsidiary of OptAim WFOE, after which, OptAim VIE would be able to declare dividend to OptAim WFOE in a tax-free manner. Accordingly, there was no deferred tax liability with respect to the outside basis of the Company’s interest in the OptAim VIE as of December 31, 2016.

However, as discussed under response to question 6, it is unclear whether the Company’s collection and use of data falls within the scope of “foreign-related surveys” under the Foreign Surveys Measures. If the relevant PRC authority determines that the Company’s collection and use of data falls within the scope of “foreign-related surveys”, the Company would be required to obtain a license for foreign-related surveys and under the current PRC laws and regulations, only a domestic enterprise or a sino-foreign enterprise which meets the requirements stipulated in the Foreign-related Surveys Measures can apply for license for the foreign-related survey. In light of these uncertainties, the Company, through OptAim VIE applied for and was granted the foreign-related survey license subsequent to the submission of the Registration Statement on Form F-1 confidentially on June 6, 2017 by the Chinese National Bureau of Statistics. Furthermore, to further expand its businesses in engaging with non-PRC customers, the Company would need to obtain the foreign-related survey license. Upon successfully obtaining the foreign-related survey license, the Company is unlikely to exercise the purchase option agreement as the Company would require OptAim VIE to maintain the foreign-related survey license whereby OptAim WFOE would not be acquiring the entire equity interest of OptAim. Consequently, there is a change in circumstances upon obtaining the foreign-related survey license on June 6, 2017 which causes a change in estimate, requiring the Company to record the deferred tax liability on the outside basis arising from the acquisition of OptAim, when the Company obtained the foreign-related survey license (i.e. June 6, 2017). The recording of such deferred tax liability, which is considered to be immaterial, will be reflected in the financial statements for the six months ended June 30, 2017.

Securities and Exchange Commission

July 13, 2017

Note 26 Unaudited pro forma balance sheet and net loss per share, page F-63

42.	We note on page F-51 your accounting for the bifurcated conversion and redemption features of your preferred shares as derivative liabilities. Revise your calculation of pro forma net loss per share to exclude from the numerator the gain from the fair value decrease of the derivative liabilities, net of any tax.

Response: The Company respectfully advises the Staff that the calculation has been revised accordingly as disclosed on page F-65.

Recent Sales of Unregistered Securities, page II-1

43.	Please revise to disclose the value of the consideration received for all of the issuances of unregistered shares of ordinary shares issued since January 1, 2014. We note that on page 152 you describe such share issuances as relating to acquiring Buzzinate and OptAim, and compensation for consulting services. Please refer to Item 7 of Form F-1 and Item 701(c) of Regulation S-K for further guidance.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page II-1 and page II-2 of the Registration Statement.

Securities and Exchange Commission

July 13, 2017

General

44.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and is supplementally providing the Staff with a copy of the written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized on the Company’s behalf has presented to potential investors in reliance on Section 5(d) of the Securities Act. If there are additional written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized on the Company’s behalf presents to potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally provide the Staff with a copy thereof.

45.	Please supplementally provide us with copies of any additional graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company confirms that it will supplementally provide to the Staff any graphics, maps, photographs and related captions or other artwork that it intends to use prior to including them in the prospectus.

Securities and Exchange Commission

July 13, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited

Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Wilson Chow, Partner, PricewaterhouseCoopers